FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   May 2006

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: May 3, 2006	/s/ Ron Little Name: Ron Little Title: President & CEO

For Immediate Release
May 3, 2006

Orezone forms Strategic Alliance in Ghana

Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce that it has agreed to purchase 4,000,000 units of PMI Ventures Ltd. (PMV:TSX-V) through a private placement at a price of CAD $0.25 per unit. Each unit consists of one common share and one non-transferable share purchase warrant to purchase one additional common share of PMI at a price of $0.35 per share for a two year period. On closing, Orezone will have an interest of approximately 8 per cent in PMI or 14.6 per cent on exercise of the warrants.

Orezone may request a Board seat as long as it holds a minimum of four million PMI shares and will also participate in exploration budgeting and planning meetings in order to provide technical advice as requested by PMI. Orezone will also retain a right of first refusal on any of PMI’s projects in Ghana for one year and has the right to participate in future financings.

PMI has an 86 per cent interest in 520 km(2) of gold exploration concessions in southwest Ghana, in one of the world’s major gold mining areas. Since early 2003, PMI has spent over US$5.0 million consolidating and exploring these concessions. In 2004/05, internationally recognized structural geology consultants were engaged to analyze drill results together with airborne geophysical data to refine the geological model. This process identified approximately 25 large gold exploration targets and ground geophysics was subsequently employed to develop specific targets. These targets, some of which have significant gold intersections from previous drilling and extend for up to 3 km, will be investigated through a drilling program this year.

Ron Little, President & CEO of Orezone stated, “This investment is part of a strategy of using our technical expertise and financial resources to increase Orezone’s leverage to exploration success in West Africa, which is one of the fastest growing gold producing areas in the world. We now have significant exposure to high quality exploration plays in Burkina Faso through our own projects, in Niger through our investment in Greencastle Resources, and now Ghana through PMI Ventures. “

Orezone is an emerging gold producer that has an exploration permit for Essakane, the largest gold deposit in Burkina Faso, West Africa where partner Gold Fields Limited is earning a 60 per cent interest by completing a bankable feasibility study.  Orezone also has a pipeline of promising projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions.  Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little	Greg Bowes
President & CEO	Vice President and CFO
rlittle@orezone.com Telephone: (613) 241-3699	gbowes@orezone.com Toll Free: (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.